Exhibit 12.1

CARRIZO OIL & GAS, INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

		Years Ended December 31,
	2014 Pro forma	2014	2013	2012	2011	2010
Earnings
Income (loss) from continuing operations before income taxes	$356,906	$350,210	$34,761	$82,133	$58,145	$18,410
Fixed charges	78,049	90,451	86,795	74,852	52,545	44,600
Interest capitalized	(28,839)	(34,545)	(29,889)	(24,848)	(23,369)	(20,746)

Total Earnings	$406,116	$406,116	$91,667	$132,137	$87,321	$42,264

Fixed Charges
Interest expense	$75,314	$87,716	$84,578	$73,006	$50,998	$43,264
Interest portion of rental expense	2,735	2,735	2,217	1,846	1,547	1,336

Total Fixed Charges	$78,049	$90,451	$86,795	$74,852	$52,545	$44,600
Ratio of Earnings to Fixed Charges	5.20	4.49	1.06	1.77	1.66	—	(1)

(1)	For the year ended December 31, 2010, earnings were insufficient to cover fixed charges by $2.3 million primarily due to a loss on extinguishment of debt of $31.0 million.

We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.